JG



16021712

Washington, D.C. 20549

SEC Mail Processing Section
AUG 25 2016
Washington DC
409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 06/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RJJ Pasadena Securities, Inc. JG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RJJ PASADENA SECURITIES, INC. 625 FAIR OAKS AVE. STE. 125
(No. and Street)

SOUTH PASADENA	CA	91030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NUSHEEN JAVADIZADEH 626-792-1244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name – *if individual, state last, first, middle name*)

3458 OCEAN VIEW BLVD.	GLENDALE	CA	91208
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NUSHEEN JAVADIZADEH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RJJ PASADENA SECURITIES, INC., as of JUNE 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL
Title

(see attached)
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 16 day of AUGUST, 2016, by NUSHEEN JAVADIZADEH, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


ARIANA NICOLE FIGUERAS
COMM. # 2071416
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES JUNE 14, 2018

(Seal) Signature [signature]

RJJ PASADENA SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2016

TABLE OF CONTENTS


KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

3485 Ocean View Blvd.
Glendale, CA 91208
Telephone: 818.634.2276
Fax: 818.484.4884
Mailing Address: P.O. Box 185
Montrose, CA 91021
www.kbl.com

Report of Independent Registered Public Accounting Firm

Board of Directors of RJJ Pasadena Securities, Inc.

South Pasadena, California

We have audited the accompanying statement of financial condition of RJJ Pasadena Securities, Inc. (the "Company"), which comprise the statements of financial condition as of June 30, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplementary information. the company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal controls over financial reporting. Our audit included consideration of internal controls over financials reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of RJJ Pasadena Securities, Inc. as of June 30, 2016, and the results of its operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Computation of Net Capital under Rule 15c3-1, Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of RJJ Pasadena Securities, Inc.'s financial statements. The supplemental information is the responsibility of RJJ Pasadena Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including the form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation of the financial statements taken as a whole.

KBL, LLP

Glendale, California

August 1, 2016

RJJ PASADENA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2016

ASSETS

Cash	$	336,561
Restricted cash		50,000
Commissions receivable		15,703
Total current assets		402,264
Deposits		3,948
Total assets	$	406,212

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	8,374
Accrued officer salaries		287,829
Total liabilities		296,203
Stockholders' equity		
Common stock; no par value; 10,000 shares issued and iutstanding		100,000
Retained earnings		10,009
Total stockholders' equity		110,009
Total liabilities and stockholders' equity	$	406,212

The accompanying notes are an integral part of the financial statements.

RJJ PASADENA SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED JUNE 30, 2016

Revenues:	
Commission income	$ 954,252
Expenses:	
Office salaries	426,116
Officer salaries	210,000
Insurance	92,235
Payroll taxes	52,039
Rent	45,458
Office expenses	42,155
Auto expenses	36,084
Advertising and promotion	16,403
Taxes, licenses and regulatory fees	9,012
Travel and entertainment	8,995
Other operating expenses	8,579
Telephone	5,678
Total operating expenses	952,754
Income from operations before provision for income taxes	1,498
Provision for income taxes	800
Net income	$ 698

The accompanying notes are an integral part of the financial statements.

RJJ PASADENA SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2016

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balances, July 1, 2015	$ 100,000	$ 9,311	$ 109,311
Net income for the year ended June 30, 2016		698	698
Balances, June 30, 2016	$ 100,000	$ 10,009	$ 110,009

The accompanying notes are an integral part of the financial statements.

RJJ PASADENA SECURITIES, INC.
STATEMENTS OF CASH FLOWS
YEAR ENDED JUNE 30, 2016

Cash flows from operating activities:		
Net income		$ 698
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease in assets:		
Commissions receivable	$ 5,837	
(Decrease) in liabilities:		
Accounts payable	(4,085)	
Accrued officer salaries	(23,171)	
Net cash used in operating activities		(21,419)
Decrease in cash		(20,721)
Cash-beginning of year		357,282
Cash-end of year		$ 336,561

The accompanying notes are an integral part of the financial statements.

RJJ PASADENA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2016

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Activity

RJJ Pasadena Securities, Inc. (the Company) provides investment advisory services for its clients. The Company is a registered broker-dealer as a member of FINRA (Financial Industry Regulatory Authority). All client investments are maintained by brokerage houses and the Company does not own any of the funds it invests in on behalf of clients. The Company receives revenues in the form of commissions from the brokerage houses that maintain client investments. Nearly all of the client investments are maintained at one brokerage house. Most of the Company's clients are located in the Southern California area.

The Company operates in one segment in accordance with accounting guidance Financial Accounting Standards Board ("FASB") ASC Topic 280, Segment Reporting. The Chief Executive Officer has been identified as the chief operating decision maker as defined by FASB ASC Topic 280.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Basis of Accounting

The Company maintains its accounting records on the accrual basis of accounting. Security transactions are recorded on a settlement date basis, generally the third business day following the transaction date.

Restricted Cash

Restricted cash is maintained by the principal brokerage house as a compensating balance on all commissions paid.

RJJ PASADENA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2016
(continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is subject to income taxes in the United States of America. Significant judgment is required in evaluating our uncertain tax positions and determining the provision for income taxes. In accordance with FASB ASC Topic 740, "Income Taxes," the Company provides for the recognition of deferred tax assets if realization of such assets is more likely than not. The Company accounts for income tax under the provisions of FASB ASC Topic 740, "Income Taxes", which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Deferred income taxes are recognized for all significant temporary differences between tax and financial statements bases of assets and liabilities. Valuation allowances are established against net deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. There are no uncertain income tax positions that management has identified. Tax years remaining open for examination include June 30, 2016, 2015, 2014 and 2013.

Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) which requires that the minimum net capital, as defined, shall be the greater of $50,000 or one-fifteenth of aggregate indebtedness, as defined. At June 30, 2016There were , the Company had net capital of $103,990 which exceeded its requirement by $53,990.

A computation of reserve requirements and information relating to possession and control are not applicable to RJJ Pasadena Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k) (2) (II).

Fair Value of Financial Instruments

The Company applies the provisions of accounting guidance, FASB Topic ASC 825 that requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of June 30, 2016 the fair value of cash and accounts payable, approximated carrying value due to the short maturity of the instruments, quoted market prices or interest rates which fluctuate with market rates.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

The Company has evaluated new accounting pronouncements that have been issued and are not yet effective for the Company and determined that there are no such pronouncements expected to have an impact on the Company's future financial statements.

2. PROFIT SHARING PLAN

The Company sponsors a profit sharing plan retirement plan (the Plan) covering substantially all employees ages 21 or older. Each year, the Company may elect to make a discretionary match of 25% of each employee's compensation, subject to legal limits. The Company's contributions are vested immediately. Employees may typically start receiving benefits at the age of 55. The Company reserves the right to terminate the Plan at any time, at which point all of the contributions made to the Plan would become 100% vested.

There were no contributions made by the Company for the year ended June 30, 2016.

3. LEASE COMMITMENTS

The Company leases its headquarters for approximately $3,800 per month on a month-to-month basis.

Total rent expense for the year ended June 30, 2016 amounted to approximately $45,000.

4. SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 1, 2016 the date for which the financial statements were ready for issue. No events subsequent to June 30, 2016 were identified that would have a material impact on these financial statements.

5. SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year ended June 30, 2016 for interest and income taxes amounted to $0 and $800, respectively.

RJJ PASADENA SECURITIES, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15C3-1
YEAR ENDED JUNE 30, 2016

CREDITS			
Shareholders' equity			110,009
DEBITS			
Non allowable assets			
Rounding	2		
Haircuts on securities	1,338		
Deposits	3,948		
TOTAL DEBITS			5,288
NET CAPITAL, as defined		$	104,721
6-2/3% of aggregate indebtedness in the amount of $18,700 or $50,000, whichever is greater		$	50,000
EXCESS NET CAPITAL		$	54,721
AGGREGATE INDEBTEDNESS			
Accounts payable			8,374
Accrued officer salaries			287,829
TOTAL AGGREGATE INDEBTEDNESS		$	296,203
Ratio of Aggregate Indebtedness to Net Capital			2.82:1.0

Reconciliation with the Company's computation of net capital:

Net capital as reported in the Company's Part IIA Focus Report	$	104,721
Net audit adjustments		-
Increase in non-allowable and haircuts		-
Net Capital per above	$	104,721

There are no material differences between the computation of the net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5 Part IIA filing as of June 30, 2016.

See report of Independent Registered Public Accounting Firm.

EXEMPTION REPORT PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2016

RJJ Pasadena Securities, Inc. operates pursuant to paragraph (k)(2)(ii) of the SEC Rule 15c3-3 under which the Company claims an exemption from the SEC Rule 15c3-3. The Company is exempt for the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended June 30, 2016 without exception.



Nusheen Javadizadeh

Principal


KBL
LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

3485 Ocean View Blvd.
Glendale, CA 91208
Telephone: 818.634.2276
Fax: 818.484.4884
Mailing Address: P.O. Box 185
Montrose, CA 91021
www.kbl.com

Report of Independent Registered Public Accounting Firm

Board of Directors of RJJ Pasadena Securities, Inc.

South Pasadena, California

We have reviewed management's statements, included in the accompanying exemption report pursuant to SEC Rule 15c3-3, in which (1) RJJ Pasadena Securities, Inc. identified the following provisions of 17 C F R ss 240.15c3.3: (2)(i) (the "exemption provision") under which RJJ Pasadena Securities, Inc. claimed an exemption from 17 C F R ss 240.15c3-3(k) and (2) RJJ Pasadena Securities, Inc. stated that RJJ Pasadena Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. RJJ Pasadena Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about RJJ Pasadena Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that and examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of rule 15c3-3 under the Securities Exchange Act of 1934.

KBL, LLP

Glendale, California

August 1, 2016


KBL
LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

3485 Ocean View Blvd.
Glendale, CA 91208
Telephone: 818.634.2276
Fax: 818.484.4884
Mailing Address: P.O. Box 185
Montrose, CA 91021
www.kbl.com

Board of Directors

RJJ Pasadena Securities, Inc.

South Pasadena, California

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission act of 1934, we have performed the following procedures with respect to the accompanying schedule of Assessments and Payments (Form SIPC-7) to the Securities Investor Protection ("SIPC") of RJJ Pasadena Securities, Inc. for the year ended June 30, 2016, which were agreed to by RJJ Pasadena Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designed examining authorities, solely to assist you and other specified parties in evaluating RJJ Pasadena Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). RJJ Pasadena Securities, Inc.'s management is responsible for compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed were as follows:

1. Compared listed assessment payments in form SIPC-7 with respective cash disbursement records entries, citing no differences.

2. Compared amounts reported on the audited Form X-17A-5 for the year from July 1, 2015 to June 30, 2016, with the amounts reported in the general assessment reconciliation (Form SIPC-7) for the same period, citing no differences

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, citing no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, citing no differences.

We were not engaged to and did not conduct an audit, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.


KBL
LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

3485 Ocean View Blvd.
Glendale, CA 91208
Telephone: 818.634.2276
Fax: 818.484.4884
Mailing Address: P.O. Box 185
Montrose, CA 91021
www.kbl.com

This report is intended solely for the informational and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP

Glendale, California

August 1, 2016

RJJ PASADENA SECURITIES, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT
YEAR ENDED JUNE 30, 2016
SCHEDULE OF ASSESSED PAYMENTS

General assessment	$	2,349
Less payments made:		(1,177)
Total assessed balance	$	1,172
Payment made with form SIPC-7	$	1,172

See report of Independent Registered Public Accounting Firm.

RJJ PASADENA SECURITIES, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
YEAR ENDED JUNE 30, 2016

Total revenue	$ 954,252
Additions:	-
Deductions - other	(14,702)
SIPC net operating revenues	$ 939,550
Total assessed balance @ .0025	$ 2,349

See report of Independent Registered Public Accounting Firm.